UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: Marc 31, 2003                 SEC FILE NUMBER 000-27407
                                                CUSIP NUMBER     247411 10 1
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

Full Name of Registrant                     Delta Capital Technologies, Inc.
                                            --------------------------------

Former Name if Applicable           N/A
                                    -----------

Address of Principal Executive Office:
700-1006 Beach Avenue, Vancouver, BC V6E 1T7

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

             [X] (b) The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 2-F, 11-F, or
                  From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative



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         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F,
10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         There has been a delay due to the receipt of certain documents. We anticipate that the Financial Statements will not be finalized on time for our auditors to perform their review and to file the 10Q by the due date.

Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification.

          Martin Tutschedk          President            (604) 312-0663
          ----------------------------------------------------------------
          (Name)                           (Title)    (Telephone Number)

               (2) Have all other periodic reports required under
 section 13 or 15(d) of the Securities Exchange
 Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                               (X ) Yes  ( )  No

               (3) Is it anticipated that any significant change i results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                ( ) Yes  (X ) No

 If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.
                                                            N/A




 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 2003                  By:______/s/ Martin Tutschek_______________
      ---------------------            ----------------------------------------
                                                           Name: Martin Tutschek
                                                    Title:    President/Director




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